Filed pursuant to Rule 424(b)(3)

File No. 333-282903

CANARY MARINADE SOLANA ETF

(the “Trust”)

Supplement dated November 24, 2025

to

Prospectus dated November 17, 2025

This supplement updates the prospectus of the Trust dated November 17, 2025 (the “Prospectus”), with the following information. It should be read in its entirety and kept together with your Prospectus(es) for future reference.

Notwithstanding anything to the contrary in the Prospectus, effective immediately, the Sponsor will voluntarily waive the Sponsor Fee in its entirety until the earlier of: (1) the Federal Reserve's Federal Open Market Committee establishing a target range for the Federal Funds Rate that includes or is lower than 3.00%; or (2) July 1, 2026.